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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of April 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

REPORT NO. 1:

NOTICE OF ANNUAL GENERAL MEETING

The Board of Directors of the joint-stock company, CEZ, a. s., with its registered office at Duhova 2/1444, Prague 4, Postal Code 140 53, Identification No. 45 27 46 49, entered in the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581, hereby convenes an annual General Meeting to be held on May 23, 2006 at 10 a.m. at the Prague Congress Center, Entrance No. 10, Conference Room on 4th floor, at ul. 5. kvetna 65, Prague 4.

Agenda:
1. Opening, election of Chair, Minutes Clerk, Scrutineers, and Verifiers of Minutes.
2.  Report on Company Operations and Condition of Assets for 2005.
3.  Report of Supervisory Board.
4. Approval of Annual Financial Statements of CEZ, a. s., and Consolidated Financial Statements of CEZ Group for 2005.
5. Decision on Distribution of Profit, including Decision on Payment of Dividends and Royalties.
6. Approval of Draft Agreement on Sale of Portion of Business - Teplarna Dvur Kralove.
7.  Decision on Amendment to Company's Articles of Association.
8.  Decision on Adjustment of Funds Designated for Sponsored Gifts.
9.  Change of Decision on Acquisition of Treasury Stock.
10. Election and Recall of Members of Supervisory Board.
11. Confirmation of Election of Co-opted Members of Supervisory Board.
12. Approval and Amendment of Incumbency Agreements of Supervisory Board
    Members.
13. Conclusion.

May 17, 2006 is the reference day for attendance of the General Meeting. The right to attend the General Meeting rests with a person recorded as a shareholder or administrator in the statutory register of securities, the Securities Center, as of the reference day. Blocking shall be effective in the period from May 18, 2006 up to May 23, 2006.

Nature of the Proposed Amendment of the Articles of Association:

The Company's scope of business is supplemented with two new business licenses. In accordance with Czech law currently in force, the terminology used, the share in voting rights of persons acting in accord, and the method of acquisition of the Company's shares by its employees is amended. The powers of the General Meeting related to decisions on remuneration of members of the Company's bodies are amended to include the power to determine the rules for the distribution of royalties to individual members of the Company's bodies.

Articles regulating the position and capacity of the Company's bodies contain a more specific regulation of the mutual relationship between the Board of Directors and Supervisory Board in their decision-making (Article 19, Sections 8 through 11, and Article 24, Sections 6 through 8). Such specification relates particularly to decisions on the acceptance of long-term loans and on long-term financial operations, disposals of the Company's assets, the provision of loans to third parties and the acceptance of guarantees for third-party obligations, long-term agreements for the purchase and sale of electricity, agreements on the provision of supporting services under the Power Act, and agreements on the purchase and sale of greenhouse gas emission permits. The method of per rollam decisions of the Supervisory Board members is made more specific.

The draft amendment to the Articles of Association is available to all shareholders for viewing at the Company's registered office at Duhova 2/1444, Prague 4, on a notice board in the entrance hall of the building, from April

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21, 2006 until the date of the General Meeting, on business days from
8 a.m. to 4 p.m. Shareholders may request that a copy of the draft amendment to the Articles of Association be sent to them at their expense and risk. As of April 21, 2006, the draft agreement on the sale of a portion of the business - Teplarny Dvur Kralove - is to be placed in the collection of instruments within the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581.

Attendance taking of the shareholders will start at 9 a.m. on the day and at the place of the General Meeting. Shareholders-individuals are required to prove their identity by producing an ID card. Persons acting on behalf of business entities shall furnish their ID card, and a document demonstrating the existence of the business entity and their authority to act on its behalf. In addition to this, agents of shareholders are required to furnish a power of attorney with an authenticated signature of the principal.

If a shareholder is a foreign individual, they are required to demonstrate their identity by showing their passport. Their agent is required to produce a certified power of attorney. If a shareholder is a foreign legal entity, they are required to produce a certified instrument proving the existence of the legal entity, and, if the shareholder is not the legal entity's statutory body, they are also required to produce a certified power of attorney. Documents being furnished by foreign shareholders or their agents must be super-legalized or apostilled, unless the Czech Republic maintains an agreement on legal assistance with a country where the respective shareholder has their permanent residence or registered office.

Principal Data contained in the 2005 Financial Statements of CEZ, a. s., in accordance with IFRS (in millions of CZK):

Total Net Assets                        274,208        Total Liabilities            274,208
Net Fixed Assets                        258,658        Shareholders' Equity         174,276
Tangible Fixed Assets,                                 Long-Term Liabilities         66,329
 Nuclear Fuel and Investments           175,555        Deferred Tax Liability        13,021
Other Fixed Assets                       83,103        Short-Term Liabilities        20,582
Net Current Assets                       15,550

Operating Revenues                       67,644
Operating Costs                          48,035
Other Costs and Revenues (-), net          -849
Profit Before Tax                        20,458
Profit After Tax                         17,635

Principal Data contained in the 2005 Consolidated Financial Statements of the CEZ Group, in accordance with IFRS (in millions of CZK):

Total Net Assets                      324,209      Total Liabilities                324,209
Net Fixed Asset                       280,400      Shareholders' Equity                 191
Tangible Fixed Assets,                             Long-Term Liabilities             81,429
 Nuclear Fuel and Investments         259,090      Deferred Tax Liability            18,555
Other Fixed Assets                     21,310      Short-Term Liabilities            32,936
Net Current Assets                     43,809

Operating Revenues                    125,083
Operating Costs                        95,680
Other Costs and Revenues (-), net       2,097

Profit Before Tax                      27,306
Profit After Tax                       22,282

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The Financial Statements of CEZ, a. s., the Consolidated Financial Statements of
the CEZ Group, and the Report in Relations Between Affiliates are available for viewing to all shareholders at the Company's registered office at Duhova 2/1444, Prague 4, on the notice board in the entrance hall of the building, from April 21, 2006 until the date of the General Meeting, on business days from 8 a.m. to 4 p.m.

The costs related to attendance at the General Meeting shall be borne by the shareholders themselves.

Board of Directors of CEZ, a. s.

REPORT NO. 2:

CEZ Shares Heading for Warsaw Stock Exchange

WOOD & Company Financial Services to be the manager of the dual listing of CEZ shares in Poland.

CEZ and WOOD & Company Financial Services have signed an agreement on cooperation in the planned listing of CEZ shares on the Warsaw Stock Exchange.

"As we have advised before, we intend to enter the Warsaw Stock Exchange by the end of the first half of this year. We are now working hard on a prospectus, and our meetings with Polish investors have proven that the dual listing of our shares in Poland does make sense," said Petr Voboril, Financial Manager of CEZ.

In addition to the preparation of the prospectus, its approval by the Czech National Bank, and its recognition by the Polish Securities Commission, WOOD & Co is to engage in arranging for the acceptance of CEZ shares by the Warsaw Stock Exchange, the implementation of a functional system for the settlement of trades in CEZ shares on the Warsaw Stock Exchange, communication with Polish investors, and the securing of the maximum liquidity of shares after the listing.

Poland is a strategic market for CEZ as regards its expansion in Central and Southeastern Europe. At the end of January of this year, CEZ concluded an agreement on the acquisition of two Polish power companies, Elcho and Skawina. However, the entry of CEZ on the Warsaw Stock Exchange is also motivated by its interest in utilizing the opportunities existing on the developed capital market in Poland. As a result of this move, investments in CEZ shares will also be available to Polish pension funds, which are otherwise strictly regulated as to investments outside Poland.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CEZ, a. s.
                                                  ------------------------------
                                                  (Registrant)
Date:  April 21, 2006


                                              By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration

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